EXHIBIT 17.1

Letter of Resignation

Ivo Heiden

October 13, 2017

Board of Directors

Kinder Holding Corp.

3773 Cherry Creek North Drive

Suite 575

Denver, CO 80209

Gentlemen:

Please accept this letter of resignation as accepted the resignation as the chief executive officer, chief financial officer and chairman of the Board of Directors of Kinder Holding Corp. (the “Registrant”), effective as of October 13, 2017. The reason for my resignation was to permit me to pursue other business interests following the Closing of the Share Exchange Agreement between the Registrant and Intiva BioPharma, Inc. (“BioPharma”), which resulted in a change in control and the appointment by BioPharma of new executive officers and director.

I have had no disagreements with the Registrant’s operations, policies or practices.

Respectfully submitted,

Ivo Heiden